UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

ALLIANCE BETWEEN IVECO AND BARCLAYS TO PROVIDE FINANCIAL SERVICES

SIGNATURES

ALLIANCE BETWEEN IVECO AND BARCLAYS TO PROVIDE FINANCIAL SERVICES

After receiving all necessary approvals from the relevant regulatory authorities, Iveco and Barclays have today closed the agreement for the sale to Barclays of 51% of Iveco Finance Holdings Ltd for an amount of 119 million Euro. Iveco will retain a 49% stake in Iveco Finance Holdings, Ltd.

Following the agreement Fiat has received reimbursement of intra-company financing in excess of 2 billion Euro, further strengthening the Group’s liquidity.

Turin, June 1st, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 3, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney